 Exhibit 99.2
You are invited to attend the 2026 annual and special meeting of shareholders of Gildan. You can attend the meeting in person or via the live webcast as indicated below.
When	Where
April 30, 2026 2:00 p.m. EDT	1250 René-Lévesque Blvd. West, Suite 3610 Montréal, Québec H3B 4W8
Or attend virtually
https://meetings.lumiconnect.com/400-477-343-842
Items of business
1.
Receive the annual consolidated financial statements for the fiscal year ended December 28, 2025

2.
Appoint the auditor

3.
Elect the directors

4.
Approve, ratify, and renew our shareholder rights plan

5.
Have a say on our approach to executive pay

6.
Transact any other business that may properly come before the meeting

If you held Gildan common shares at the close of business on March 17, 2026 (the record date), you are eligible to receive this notice and vote your shares at the meeting. We encourage you to attend the meeting, either in person or virtually. Registered shareholders and duly appointed proxyholders can vote on the items of business and have an opportunity to ask questions.
Your vote is important, so please remember to vote your shares. Voting information begins on page 3 of the attached management information circular. We look forward to welcoming you to the meeting on April 30, 2026.
Rabih (Rob) Assal
Executive Vice-President, Chief Legal and Administrative Officer and Corporate Secretary
Montréal, Québec, Canada
March 17, 2026

Questions?
Contact Sodali, our proxy solicitation agent, at 1-833-830-9932 (toll-free within North America) or 1-289-695-3075 (text and call enabled outside North America). You can also e-mail them at assistance@investor.sodali.com.

HOW TO ACCESS THE MEETING MATERIALS
We are using the notice-and-access rules permitted by Canadian securities regulators to deliver the materials for our 2026 annual and special meeting of shareholders to our registered and non-registered shareholders to consciously reduce paper waste and mailing costs. You will still receive in the mail a copy of this notice with instructions to access the meeting materials, as well as a proxy form (if you are a registered shareholder) or a voting instruction form (if you are a non-registered or beneficial shareholder, unless you have elected to receive the form electronically). We intend to pay the cost for intermediaries to send the materials to non-registered shareholders who object to their intermediary disclosing their share ownership information to us.
Materials for the meeting include the 2026 management information circular, and our audited annual consolidated financial statements for the year ended December 28, 2025. These documents are available on our website (www.gildancorp.com), on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Our 2025 Modern Slavery Report, a report that is required to be provided to shareholders of the Company under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act, is also available on our website (www.gildancorp.com) and on SEDAR+ (www.sedarplus.ca).
To receive a free printed copy of these materials before the meeting, please call:
•
Registered shareholders:
1-866-964-0492 (toll-free in North America)
1-514-982-8716 (outside North America)

•
Non-registered shareholders:
1-877-907-7643 (toll-free in North America)
+1-303-562-9305 (outside North America)

Les actionnaires qui préfèreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan inc. (corporate.governance@gildan.com)

GILDAN ACTIVEWEAR INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS